EXHIBIT 99.15
CONSENT OF EXPERT
I, Ronald Moran, of Vetrin Mine Planners Ltd. (“Vetrin”), hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Silvercorp Metals Inc. for the year ended March 31, 2009 (the “Annual Report”) of references to and information derived from the technical report entitled “N1 43-101 Technical Report and Pre-Feasibility Study — TLP — LM Silver-Lead Projects, Henan Province, People’s Republic of China” dated November 20, 2008 (the “Incorporated Information”). I also consent to the reference to Vetrin’s name and to Vetrin’s involvement in the preparation of the Incorporated Information in this Annual Report.
VETRIN MINE PLANNERS, LTD.

/s/ Ronald Moran

Name:	Ronald Moran
Title:	President
Date: June 12, 2009